Jeffs’ Brands Ltd

7 Mezada Street

Bnei Brak, Israel 5126112

September 7, 2023

Via EDGAR

Cara Wirth

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NEs

Washington, DC 20549

Re:	Jeffs’ Brands Ltd

Post-Effective Amendment No. 2 to Form F-1

Response Dated July 24, 2023

File No. 333-262835

Dear Madam:

The purpose of this letter is to respond to your letter of July 24, 2023, regarding the abovementioned Post-Effective Amendment No. 2 to Form F-1 (the “Post-Effective Amendment No. 2”) of Jeffs’ Brands Ltd (the “Company”, ‘we’, “us” or “our”). For your convenience, your original comment appears in bold text, followed by our response. We are concurrently submitting Amendment No. 1 to Post-Effective Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 1”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 1.

Response Dated July 24, 2023

General

1.	We note your response that you initially registered $8,912,500 in ordinary shares issuable upon the exercise of Additional Warrants, and to date you have issued Additional Warrants to purchase $5,705,560.70 in ordinary shares. Instead of the maximum offering amount, please tell us the volume of Additional Warrants and shares underlying such warrants that you registered on the Form F-1 declared effective on August 25, 2022, as required by Item 501(b)(2) of Regulation S-K. If the amount of Additional Warrants and underlying ordinary shares reflected on the post-effective amendment exceeds the amount of Additional Warrants and ordinary shares registered on the F-1, it is impermissible to register them now. See Securities Act Rule 413(a). Tell us why you believe you can register the additional securities, or remove them from the registration statement.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we registered a maximum aggregate offering amount of $45,531,250 under the Company’s Registration Statement on Form F-1 declared effective on August 25, 2022 (the “Registration Statement”) which included an amount of $8,912,500 related to the Ordinary Shares issuable upon the exercise of Additional Warrants. Based on the exercise price of $2.02 of each Additional Warrant (which is 50% of the exercise price of $4.04 of each Warrant), the number of Additional Warrants and Ordinary Shares underlying such Additional Warrants that we registered on the Registration Statement, was 4,412,128 (which is $8,912,500 divided by $2.02). Effective as of November 28, 2022, we issued Additional Warrants to purchase up to an aggregate of 2,824,535 Ordinary Shares at an exercise price of $2.02 per share, for an aggregate offering amount of $5,705,560.70, which number of Additional Warants and underlying Ordinary Shares and offering amount is less than the amount registered under the Registration Statement. No additional securities are being registered in the Post-Effective Amendment No. 2.

2.	Exhibits 5.1 and 5.2 hyperlink to legal opinions dated May 4, 2022 which indicate that you are registering a proposed maximum aggregate offering price by the Company of up to $53,543,750. However, the legal opinions dated July 28, 2022 indicate that the maximum offering amount was $62,456,250. Please update the links in the post-effective amendment to hyperlink to the correct legal opinion

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the maximum aggregate offering amount was reduced to $45,531,250 in connection with Amendment No. 3. We therefore have filed corrected legal opinions as Exhibits 5.1 and 5.2 to Amendment No. 1 to correct the typographical error in response to the Staff’s comment.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Jeffs’ Brands Ltd

By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP